Siana Lowrey +1 415 693 2150 slowrey@cooley.com	By EDGAR

November 1, 2021

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Katherine Bagley

Lilyanna Peyser

Patrick Kuhn

Lyn Shenk

Re: Sweetgreen, Inc. CIK No. 0001477815

Ladies and Gentlemen:

On behalf of Sweetgreen, Inc. (“Sweetgreen” or the “Company”) we submit this letter in response to comment #2 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 22, 2021 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 4 to Draft Registration Statement on Form S-1 submitted to the Commission on October 7, 2021. We make reference herein to the Company’s Registration Statement on Form S-1 that was publicly filed with the Commission on October 25, 2021 (the “Registration Statement”).

For the convenience of the Staff, the numbering of the paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

General

2.

In appropriate places throughout the prospectus, please revise your disclosure to further describe the directed share program. Your disclosure should address the selection criteria for the persons who will participate in the program, the process that you will follow in identifying qualified potential participants, the process that prospective participants will follow to participate in the program, the manner in which you will communicate with participants and determine the amount each will receive, when and how you will determine the allocation for the program, and whether such allocation will change depending on the interest level of potential participants, as well as any other material features of the program.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that it intends to include the following disclosure in the “Offering Summary” and “Underwriting” sections of the preliminary prospectus, to be included in the Registration Statement to be filed in connection with the launch of the Company’s roadshow (which disclosures are marked to show changes from the disclosure currently set forth in the Registration Statement).

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November 1, 2021

Page Two

Offering Summary

    “At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale at the initial public offering price through a traditional directed share program to certain individuals identified by management.

In addition, at our request, the underwriters have reserved up to 1% of the shares of Class A common stock offered by this prospectus for sale at the initial public offering price through a separate directed share program to eligible customers of the company. This customer directed share program will be arranged through and administered by a third-party program administrator, Robinhood Financial LLC, as a selling group member via its online brokerage platform.

Any shares sold under these directed share programs will not be subject to the terms of any lock-up agreement. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals and eligible customers under these directed share programs. Any reserved shares not purchased by these individuals and eligible customers will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered under this prospectus. For more information on each of these directed share programs, see the section titled “Underwriting—Directed Share Program.” ”

Underwriting

“At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale at the initial public offering price through a traditional directed share program to certain individuals identified by management. Any shares sold under this directed share program will not be subject to the terms of any lock-up agreement. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered under this prospectus. We will agree to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with sales of the shares reserved for this directed share program. This directed share program will be arranged through and administered by Goldman Sachs & Co. LLC.

In addition, at our request, the underwriters have reserved up to 1% of the shares of Class A common stock offered by this prospectus through a separate directed share program to eligible customers of the company. This customer directed share program will be arranged through and administered by a third-party program administrator, Robinhood Financial LLC (“Robinhood”), as a selling group member via its online brokerage platform. In order for our customers to be eligible to participate in this customer directed share program, such customers must have (i) been subscribed to receive emails from us prior to September 27, 2021, (ii) opened at least one email sent from us since March 1, 2021, and (iii) placed at least three orders with us on any Channel (including at least one order through our Owned Digital Channels) in the period starting on October 28, 2019 and ending on October 27, 2021. Prior to the launch of this offering, we notified eligible customers of the proposed program and the opportunity to pre-register for inclusion in the customer directed share program by opening a brokerage account with Robinhood prior to the launch of the offering. Participation is capped at 25 shares of Class A common stock per eligible customer and each eligible customer must purchase at least one share of Class A common

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November 1, 2021

Page Three

stock in order to receive an allocation. Only U.S. residents are eligible to receive an allocation in this directed share program. Depending on the total demand, we may decide to allocate shares of Class A common stock to purchases under this directed share program based on any number of factors, but expect any limitations due to oversubscription to be proportional to such eligible customer’s demand for shares. Robinhood is not affiliated with us. Purchases through the Robinhood platform will be subject to the terms, conditions and requirements set by Robinhood. Any purchase of our Class A common stock in this offering through the Robinhood platform will be at the same initial public offering price, and at the same time, as any other purchases in this offering, including purchases by institutions and other large investors. The Robinhood platform and information on the Robinhood application do not form a part of this prospectus. Any shares sold under this customer directed share program will not be subject to the terms of any lock-up agreement. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of reserved shares sold to these eligible customers. Any reserved shares not purchased by these eligible customers will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered under this prospectus. We will agree to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with sales of the shares reserved for this customer directed share program.”

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Please contact me at (415) 693-2150 or David Peinsipp at (415) 693-2177 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Siana Lowrey

cc:	Jonathan Neman, Chief Executive Officer, Sweetgreen, Inc.
Mitch Reback, Chief Financial Officer, Sweetgreen, Inc.

Andrew Glickman, VP, Legal & Business Development, Sweetgreen, Inc.

Nick Hobson, Cooley LLP

David Peinsipp, Cooley LLP

Charlie Kim, Cooley LLP

Michael Benjamin, Latham & Watkins LLP

Richard A. Kline, Latham & Watkins LLP

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